CANYON COPPER CORP.
Suite 408 – 1199 West Pender Street,
Vancouver, British Columbia, Canada,
V6E 2R1

September 28, 2006

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen

Re:	Canyon Copper Corp. – (formerly Aberdene Mines Limited) (the “Company”)
Form SB-2 filed January 4, 2006 (333-130859) - Request for Withdrawal

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”) the Company hereby applies to withdraw its Registration Statement on Form SB-2, File Number 333-130859 (the "Registration Statement"), relating to the offering of 6,500,000 shares (the "Shares") of the Company's common stock, $0.00001 par value, by the selling stockholders named in the Registration Statement.

The Company has determined to withdraw the Registration Statement due to the anticipated cost and timeframe of responding to comments received from the Securities and Exchange Commission (the “Commission”). No securities have been sold under the Registration Statement.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Company also requests in accordance with Rule 457(p) under the Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use by the Company.

If you have any questions regarding this application for withdrawal, please contact Conrad Y. Nest, legal counsel to the Company, at (604) 687-5792.

Thank you for your attention to this matter.

Very truly yours,

CANYON COPPER CORP.

/s/ Anthony Harvey

_____________________________
Anthony Harvey
Chief Executive Officer